EXHIBIT 12

ARGO GROUP INTERNATIONAL HOLDINGS, LTD.
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND RATIO OF CONSOLIDATED EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS

	Years Ended December 31,
(in millions, except ratios)	2007	2006	2005	2004	2003
Earnings:
Income from continuing operations before provision
for income taxes and extraordinary item	$119.8	$163.0	$81.5	$60.7	$135.3
Add:
Fixed charges	23.7	16.4	21.0	16.9	13.3
Total earnings	$143.5	$179.4	$102.5	$77.6	$148.6
Fixed charges
Interest expense, net	$21.0	$13.0	$15.0	$11.0	$8.4
Preferred stock dividends	0.1	1.5	3.4	3.8	2.8
Rental interest factor	2.6	1.9	2.6	2.1	2.1
Total fixed charges	$23.7	$16.4	$21.0	$16.9	$13.3
Ratio of earnings to fixed charges	6.1:1	10.9:1	4.9:1	4.6:1	11.2:1